CERTIFICATE OF INCORPORATION
OF
DOUBLOON CORP.

Pursuant to Section 102 of the
Delaware General Corporation Law

The undersigned, in order to form a corporation for the purposes hereinafter stated under and pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The name of the corporation is Doubloon Corp. (hereinafter referred to as the “Corporation”).

SECOND: The registered office of the Corporation is to be located at 615 S. DuPont Hwy., Kent County, Dover, Delaware. The name of its registered agent at that address is National Corporate Research, Ltd.

THIRD: Subject to the immediately succeeding sentence, the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation; provided, however, that in the event a Business Combination (as defined below) is not consummated prior to the Termination Date (as defined below), then, on or after the Termination Date, the purposes of the Corporation shall automatically, with no action required by the board of directors (the “Board”) or the stockholders, be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein, and the Corporation’s powers shall thereupon be limited to those set forth in Section 278 of the DGCL and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein. This Article Third may not be amended without the affirmative vote or consent of the holders of at least 95% of the IPO Shares (defined below).

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 81,000,000, of which 80,000,000 shares shall be common stock of the par value of $0.00001 per share (the “Common Stock”), and 1,000,000 shares shall be preferred stock of the par value of $0.00001 per share (the “Preferred Stock”).

A.   Preferred Stock.  The Board is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.   Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH: The name and mailing address of the sole incorporator of the Corporation are as follows:

Name	Address
Avisheh Avini, Esq.	Mintz Levin Cohn Ferris Glovsky and Popeo, PC 666 Third Avenue New York, NY 10017

SIXTH: Paragraphs A through F set forth below shall apply during the period commencing upon the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “1933 Act”), covering the offer and sale of units to the public (the “IPO”), and terminating upon the consummation of a Business Combination (the “Target Business Acquisition Period”), and shall not be amended during such Target Business Acquisition Period without the affirmative vote or consent of the holders of 95% of the Corporation’s outstanding common stock. For purposes hereof, a “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, stock purchase, asset acquisition or other similar type of transaction or a combination of any of the foregoing, of one or more operating businesses in the financial services industry or other related industries (together, the “Target Business”) having, collectively, a fair market value of at least 80% of the Corporation’s net assets at the time of such acquisition (excluding deferred underwriting discounts and commissions); provided, however, that any acquisition of multiple operating businesses shall occur contemporaneously with one another.

A.            Immediately after the IPO, the amount of the net offering proceeds received by the Corporation in the IPO and the net proceeds of a private placement of the Corporation’s units to occur immediately prior to completion of the IPO, as specified in the Corporation’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) at the time it is declared effective by the SEC (the “Registration Statement”), shall be deposited and thereafter held in a trust account established by the Corporation (the “Trust Account”). Except as specified in the Registration Statement, neither the Corporation nor any officer, director or employee of the Corporation shall disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) the dissolution and liquidation of the Corporation pursuant to Paragraph D below, in each case, in accordance with the terms of the investment management trust agreement governing the Trust Account.

B.            Prior to the consummation of a Business Combination, the Corporation shall submit the terms relating to such Business Combination to its stockholders for approval, regardless of whether the Business Combination is of a type which normally would require stockholder approval under the DGCL. A majority of the shares of Common Stock included in the units issued by the Corporation in connection with the IPO (the “IPO Shares”) voted at a meeting to approve a Business Combination shall be required to approve a Business Combination and authorize the consummation thereof; provided, however, that the Corporation shall not consummate a Business Combination if holders of 20% or more in interest of the IPO Shares demand that the Corporation convert such shares as described in paragraph C below.

C.            Any holder of IPO Shares who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If such a demand is made, in the event that a Business Combination is approved in accordance with paragraph B above and is consummated by the Corporation, the Corporation shall convert such shares into cash at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Account, inclusive of any interest thereon (less taxes payable thereon and any amounts released in repayment of the Loan as described in paragraph A above), calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares.

D.            In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO, or (ii) 24 months after the consummation of the IPO, in the event that any of a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed within such 18-month period but a Business Combination was not consummated within such 18-month period (such later date being referred to as the “Termination Date”), the directors and officers of the Corporation shall take all such action necessary to dissolve the Corporation and liquidate the Trust Account to holders of IPO Shares as soon as reasonably practicable and, after approval of the Corporation's stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board prior to such Termination Date pursuant to Section 275(a) of the DGCL, finding the dissolution of the Corporation advisable and providing such notices as are required by said Section 275(a) of the DGCL as promptly thereafter as possible. In the event that the stockholders vote in favor of such dissolution and the Corporation is so dissolved, the Corporation shall promptly adopt and implement a plan of distribution which provides that only the holders of IPO Shares shall be entitled to share ratably in the Trust Account, plus any other net assets of the Corporation not used for or reserved to pay obligations and claims, or such other corporate expenses relating to, or arising during, the Corporation's remaining existence, including costs of dissolving and liquidating the Corporation. The Corporation shall pay no liquidating distributions with respect to any shares of capital stock of the Corporation other than IPO Shares. This paragraph D shall terminate automatically with no action required by the Board or the stockholders in the event a Business Combination has been consummated prior to the Termination Date.

E.            A holder of IPO Shares shall be entitled to receive distributions from the Trust Account only in the event (i) such holder demands conversion of his or her IPO Shares in accordance with paragraph C above or (ii) the dissolution and liquidation of the Corporation in accordance with paragraph D above. Except as may be required under applicable law, in no other circumstance shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account or any amount or other property held therein.

F.            Unless and until the Corporation has consummated a Business Combination as permitted under this Article Sixth, the Corporation may not consummate any other business combination, whether by merger, capital stock exchange, stock purchase, asset acquisition or otherwise.

SEVENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.           Election of directors need not be by ballot unless the bylaws of the Corporation so provide.

B.           The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation.

C.           In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

EIGHTH:           A.           A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.           The Corporation, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby.

IN WITNESS WHEREOF, I have signed this Certificate of Incorporation this 16th day of June, 2006.

/s/ Avisheh Avini
Avisheh Avini, Sole Incorporator